Law Offices of Thomas E. Puzzo, PLLC
                                3823 44th Ave. NE
                            Seattle, Washington 98105
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                 January 4, 2012

VIA EDGAR

Matthew Crispino
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Specializer Inc. (the "Company")
         Amendment No. 4 to Registration Statement on Form S-l
         Filed January 4, 2012
         File No. 333-176715

Dear Mr. Crispino:

     Pursuant to the staff's comment letter dated November 1, 2011, we respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 4 to the Company's Form S-1 was filed with the Commission via EDGAR on December 19, 2011.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment.

PROSPECTUS SUMMARY, PAGE 3

     1. REVISE YOUR DISCLOSURES ON PAGE 4 TO SHOW THE CORRECT NET PROCEEDS IF 10% OF THE SHARES ARE SOLD IN THE OFFERING OF $5,000.

Company response: The Company has updated its disclosures on page 4 to show the correct net proceeds if 10% of the shares are sold in the offering of $5,000.

     2. WE NOTE YOUR DISCLOSURES ON PAGE 4 WHERE YOU STATE THAT AS OF SEPTEMBER 30, 2011, YOU HAD $18,892 IN CURRENT ASSETS AND NO CURRENT LIABILITIES. HOWEVER, ACCORDING TO YOUR SEPTEMBER 30, 2011 BALANCE SHEET YOU HAVE $4,436 OF CURRENT LIABILITIES AT SEPTEMBER 30, 2011. PLEASE EXPLAIN THESE APPARENT INCONSISTENCIES OR REVISE YOUR DISCLOSURES ACCORDINGLY.

Company response: The Company has updated its disclosure on page 4 to show $4,436 of current liabilities. The Company has restated its financial statements for the quarter ended September 30, 2011, and accordingly, has also changed the disclosure of its net assets, total stockholder's equity, total expenses and net loss for the period accordingly. Please see page 5 for such revisions.

DILUTION, PAGE 13

     3. PLEASE REVISE TO INCLUDE UPDATED DILUTION INFORMATION AS OF SEPTEMBER 30, 2011, THE MOST RECENT BALANCE SHEET DATE INCLUDED IN YOUR FILING.

Company response: The Company has updated its dilution table as of September 30, 2011. Please see page 14.

PLAN OF OPERATION

EXPENDITURES, PAGE 25

     4. PLEASE REVISE THE TABLE ON THIS PAGE TO SHOW YOUR NET CASH AND OFFERING EXPENSES AS OF SEPTEMBER 30, 2011.

Company response: The Company has updated its net cash disclosure, and revised the related table accordingly, on page 25.

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

DEFERRED OFFERING COSTS, PAGE F-16

     5. PLEASE PROVIDE A BREAKDOWN OF THE $9,436 OF DEFERRED OFFERING COSTS AND TELL US BOW YOU DETERMINED THAT IS WAS APPROPRIATE TO DEFER SUCH COSTS VERSUS EXPENSING THEM AS INCURRED. WE REFER YOU TO SAB TOPIC 5.A.

Company response: Pursuant to telephone conversations between the Company's accountants and the staff of the Commission, the Company has restated its financial statements for the quarter ended September 30, 2011.

Please contact the undersigned with any questions, comments or other communications to the Company.

                                Very truly yours,


                                /s/ Thomas E. Puzzo
                                ------------------------------
                                Thomas E. Puzzo

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